Axelrod, Smith & Kirshbaum

An Association of Professional Corporations

ATTORNEYS AT LAW

5300 Memorial Drive, Suite 1000

Houston, Texas 77007-8292

Telephone (713) 861-1996
Robert D. Axelrod, P.C.	Facsimile (713) 552-0202

February 1, 2016

Ms. Kristin Shifflett

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	RCI Hospitality Holdings, Inc.

Form 10-K for the fiscal year ended September 30, 2015

Filed December 14, 2015

File No. 001-13992

Dear Ms. Shifflett:

This is to confirm that I represent RCI Hospitality Holdings, Inc. (the “Company”) in connection with the Securities and Exchange Commission’s comments set forth in its letter to the Company on January 20, 2016. The purpose of this letter is to request an extension of time to respond to the staff’s comments until February 16, 2016. As I indicated to you in our telephone conversation on Friday, January 29, 2016, the Company is in the process of working on the preparation and filing of its Form 10-Q which is due on February 9, 2016.

I appreciate your consideration to this matter. If you have any questions, please feel free to contact me.

Very truly yours,

/s/ Robert D. Axelrod

Robert D. Axelrod

cc:	Kristin Shifflett (via email: SHIFFLETTK@SEC.GOV)

Phil Marshall (via email: phil@rcihh.com)